Quaker Chemical Corporation
                            Elm and Lee Streets
                 Conshohocken Pennsylvania 19428-8909 USA
              Telephone: 610-832-4000 Facsimile: 610-832-4495


                                                     March 28, 1997

Dear Quaker Shareholder:

Your enclosed proxy card shows the number of votes you are entitled to cast not the number of shares that you own.

This reflects the action taken at the Annual Meeting of Shareholders on May 6, 1987 when shareholders approved an amendment to the Articles of Incorporation by which holders of Common Stock became entitled to 10 votes per share of Common Stock for shares which were held on that date. The amended Articles also provide that with respect to shares acquired after May 6, 1987, all shares are entitled to one vote per share until such shares are held for 36 consecutive months. After 36 months, each share is entitled to 10 votes.

There are some exceptions to the above and those exceptions are listed in Exhibit A "Shareholder Voting Administrative Procedures" to the enclosed Proxy Statement.

Because we have no means of tracking ownership of shares held in "street" or "nominee" name, such shares are presumed to have been held for a period of less than 36 consecutive months.

Please review the number of votes which are listed on the proxy card. For all shares purchased by you before March 1, 1994 (36 months before the record date), you are entitled to 10 votes per share. For all shares purchased by you after March 1, 1994, you are entitled to one vote per share.

If you feel that the votes listed do not accurately reflect the number of votes you are entitled to cast, Exhibit A to the enclosed Proxy Statement outlines procedures by which you may seek change. If you have any questions, please call Irene M. Kisleiko, Assistant Corporate Secretary, at 610-832-4119.

To allow sufficient time to research your questions or act on your requests, please call Ms. Kisleiko at Quaker Chemical as soon as possible.

Thank you.